AIP Variable Insurance Trust
701 Westchester Avenue
Suite 312W
White Plains, NY 10604

August 17, 2007

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AIP Variable Insurance Trust
Request to Withdraw Registration Statement on Form N-1A
(Registration No. 333-136914 and 811-21942) Originally Filed August 25, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), AIP Variable Insurance Trust (the “Registrant”) respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. Registrant is withdrawing the Registration Statement because it has determined not to offer its securities to the public at this time.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via postal mail in care of:  Jeanine M. Bajczyk, Esq., U.S. Bancorp Fund Services, LLC, MK-WI-T4, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Please do not hesitate to contact Ms. Bajczyk at (414) 765-6609 with any questions you may have.

Sincerely,

AIP VARIABLE INSURANCE TRUST

By:	/s/ Kristina Labermeier
Kristina Labermeier Trust Secretary